EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Parent	Subsidiary	Percentage Ownership	State of Incorporation or Organization

Richmond Mutual Bancorporation, Inc.	First Bank Richmond	100%	Indiana

Richmond Mutual Bancorporation, Inc.	First Insurance Management, Inc.	100%	Nevada

First Bank Richmond	FB Richmond Holding, Inc.	100%	Nevada

FB Richmond Holdings, Inc.	FB Richmond Properties, Inc.	100%	Delaware